UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               Schedule 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No.     )*


                           AN-CON GENETICS, INC.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)


                                  032347205
                              (CUSIP Number)

Mr. Eric Rainer Bashford                     Irwin A. Kishner, Esq.
2689 Strang Boulevard                             Herrick, Feinstein LLP
Yorktown Heights, New York  10598                 2 Park Avenue
Tel.: (914) 245-2375                              New York, New York 10016
                                        (212) 592-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          February 9, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securit ies described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))
                          Page 1 of 8 Pages

CUSIP NO. 032347205             13D                   Page 2 of 8 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      THE ERIC RAINER BASHFORD CHARITABLE REMAINDER UNITRUST

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                            (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE

      7     VOTING POWER
            1,125,000 shares of Common Stock

      8     SHARED VOTING POWER
            None

      9     SOLE DISPOSITIVE POWER
            1,125,000 shares of Common Stock

      10    SHARED DISPOSITIVE POWER
            None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,000 shares of Common Stock

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.4%

14    TYPE OF REPORTING PERSON*
      OO -- Trust

      * SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                             Page 2 of 8 Pages

CUSIP NO. 032347205             13D                 Page 3 of 8 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eric Rainer Bashford

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                         (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7   SOLE VOTING POWER
         1,125,000 shares of Common Stock

     8   SHARED VOTING POWER
         None

     9   SOLE DISPOSITIVE POWER
         1,125,000 shares of Common Stock

    10   SHARED DISPOSITIVE POWER
         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,125,000 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4%

14   TYPE OF REPORTING PERSON*
     IN

           * SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  Page 3 of 8 Pages

                          PART II TO SCHEDULE 13D


Item
1.   Security and Issuer

          Shares of Common Stock

          An-Con Genetics, Inc.
          One Huntington Quadrangle
          Suite 1N11
          Melville, New York  11747
          (hereinafter, the "Issuer")

Item 2.   Identity and Background

     (1)  (a)  Name:  Eric Rainer Bashford Charitable Remainder Unitrust

          (b)  State of Organization:  New York

          (c)  Principal Business:   Ownership and management of investments.

                    Address of Principal Business and of Principal Office:

                    2689 Strang Boulevard
                    Yorktown Heights, New York  10598
                    Attn: Eric Rainer Bashford

          (d)  Information required by Item 2(d):  None.

          (e)  Information required by Item 2(e):  None.


     (2)  (a)  Name:  Eric Rainer Bashford.

          (b)  2689 Strang Boulevard
               Yorktown Heights, New York  10598

          (c) Mr. Bashford is a certified financial analyst with M.H. Meyerson & Co., 525 Washington Boulevard, Jersey City, New Jersey 07303-0260.

          (d)  Information required by Item 2(d):  None.

          (e)  Information required by Item 2(e):  None.

          (f)  United States of America.

Item 3.   Source and Amount of Funds or Other Consideration


          (1)  Eric Rainer Bashford Charitable Remainder Unitrust:
               The Eric Rainer Bashford Charitable Remainder Unitrust (the "Trust") acquired the securities in accordance with the terms and provisions of the Securities Exchange Agreement described in Item 5 (a), pursuant to which the Trust acquired the shares of common stock (the "Common Stock") of the Issuer in exchange for 112.5 shares of common stock of BSD Development Beta Corporation ("BSD").

                                    Page 4 of 8 Pages

          (2)  Eric Rainer Bashford:
               Mr. Bashford  is a Trustee of the Trust.

Item 4.   Purpose of Transaction

          (a) The shares of Common Stock of the Issuer were acquired for equity participation in the Issuer for short-term or long-term investment and with a view to the short-term resale of a portion of such shares of Common Stock.

               Immediately following the consummation of the securities exchange agreement described in Item 5 (a), BSD became a wholly owned subsidiary of the Issuer. At such time the assets of BSD included certain equipment, licensing arrangements and other intangible rights, cash in the amount of $250,000, and a $750,000 aggregate principal amount promissory note due May 10, 1998.

               In addition, in connection with the acquisition of the Issuer's securities, the Trust entered into a Profit Sharing Agreement with Advanced Refractory Technologies, Inc. ("ART") and the Norman P. Fuchs Individual Retirement Account (the "IRA") pursuant to which ART has agreed to share with the Trust and the IRA certain gains realized by ART on the sale or other disposition (other than a pledge or grant of a lien or security interest) of all or a portion of certain securities of the Issuer owned by ART to a third person (other than an affiliate of ART) up to an aggregate maximum amount of $1,000,000. Any such profit is to be shared equally between the Trust and the IRA.

               In addition, ART has granted to the Trust and the IRA a right of first refusal with respect to any proposed sale or other disposition (other than a pledge or a grant of a lien or security interest) of any of those certain securities of the Issuer owned by ART to a third person (other than and affiliate of ART) at a price below the then current fair market value of such shares.

               Notwithstanding the foregoing, other than the right to participate in the realized gains described above, neither the Trust nor the IRA has any voting or investment power or any other rights with respect to the securities of the Issuer owned by ART.

          (b)-(j) The undersigned has no plans or proposals which would result in any of the actions enumerated in Item 4(b) through (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a) Eric Rainer Bashford is the sole grantor and a Trustee of the Eric Rainer Bashford Charitable Remainder Unitrust, (the "Trust"), which on February 9, 1998 acquired 1,125,000 shares of Common Stock of the Issuer, representing approximately 8.4% of such class of securities of the Issuer. The acquisition of such Common Stock by the Trust was pursuant to the terms and conditions of the Securities Exchange Agreement, executed and delivered on February 9, 1998 among the Issuer and the Trust and the other securities holders of BSD. The Trust exchanged 112.5 shares of common stock of BSD for the shares of Common Stock of the Issuer. The exchange was consummated in New York, New York.

          (b) As a Trustee the undersigned has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock.

          (c)  None.

          (d)  None.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The shares of Common Stock of the Issuer are subject to a Registration Rights Agreement dated February 9, 1998 among the Issuer, the Trust and certain other stockholders of the Issuer.

          The Trust has agreed, until February 8, 1999, to vote its shares of common stock of the Issuer which are registered in its name in accordance with the written instructions of a majority of the Board of Directors of the Issuer or pursuant to its order.

          The shares of common stock of the Issuer are not registered under the Securities Act of 1933, as amended, and are subject to certain transfer restrictions by the Issuer and applicable law.

Item 7.   Materials to be Filed as Exhibits

          A. Profit-Sharing Agreement by and among the Eric Rainer Bashford Charitable Remainder Unitrust, the Norman P. Fuchs Individual Retirement Account and Advanced Refractory Technologies, Inc., dated February 9, 1998.

                                Page 6 of 8 Pages

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   ERIC RAINER BASHFORD CHARITABLE
                                   REMAINDER UNITRUST


         February 19, 1998         By:  /s/ Eric Rainer Bashford
         Date                           Signature
                                        Name:  Eric Rainer Bashford
                                        Title: Trustee

                                  Page 7 of 8 Pages

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 19, 1998            /s/ Eric Rainer Bashford
         Date                         Signature
                                      Name:     Eric Rainer Bashford

                                  Page 8 of 8 Pages